March 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549-3720

Attention: Robert Littlepage, Accountant Branch Chief

                 Joseph Kempf, Senior Staff Accountant

Re:	Alteryx, Inc.

Form 10-K for the year ended December 31, 2022

Filed February 10, 2023

File No. 001-38034

Ladies and Gentlemen:

We are submitting this letter on behalf of Alteryx, Inc. (the “Company”) in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 16, 2023 that relates to the Company’s Form 10-K for the year ended December 31, 2022 (File No. 001-38034) filed with the Commission on February 10, 2023 (the “Form 10-K”). For ease of reference, we have repeated the Staff’s comment in bold italics, followed by our response below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Annual Recurring Revenue, page 73

1.

We note your measure of annualized recurring revenue includes contracts with terms less than one year which are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. It is unclear how annualizing the value of these short-term contracts results in a measure that accurately depicts annual recurring revenue. Considering you calculate annual recurring revenue based upon annualized contract value and not GAAP revenue, please rename this measure to more appropriately reflect what it represents. Also, clearly state that your methodology results in a measure that includes an amount from short-term contracts in excess of the total contract value.

The Company acknowledges the Staff’s comment and, in response to the comment, will, in future filings, change the name of ARR from “Annual Recurring Revenue” to “Annualized Recurring Revenue” (“ARR”) to better represent the annualization of subscription contract values as of the end of the reporting period. Moreover, the Company will, in future filings, revise its definition of ARR, as set forth in full below, to state that its methodology of calculating ARR results in a measure that includes an amount from short-term contracts in excess of the total contract value.

United States Securities and Exchange Commission

Division of Corporation Finance

March 27, 2023

The Company advises the Staff that it uses ARR to measure the underlying performance of its subscription-based contracts. ARR represents the annualized recurring value of all active subscription contracts at the end of a reporting period, excluding the value of non-recurring revenue streams, such as certain professional services. The Company notes to the Staff that ARR is a widely used metric for subscription-based software companies and that the Company uses ARR to provide investors with a consistent comparison to the Company’s software peers, which, in many cases, have different revenue recognition models under U.S. generally accepted accounting principles (“GAAP”). As already noted in the Company’s disclosures, ARR is a performance metric and should be viewed independently of GAAP revenue and deferred revenue and is not intended to be a substitute for, or combined with, any of these items.

Consistent with many of the Company’s software industry peers, ARR reflects the annualized value of multi-year contracts and contracts with subscription terms less than one year by dividing the total committed contract value of each contract by the number of months in the subscription term and then multiplying by twelve. The Company notes that its contracts with subscription terms less than one year typically occur when an existing customer purchases additional software products and the customer desires to align the subscription terms of these additional purchases with the customer’s other existing contracts so that their contracts renew on the same date. These contracts with aligned subscription end dates are referred to as “co-termed” contracts. As a result, the Company’s short-term contracts are typically renewed in a similar manner to its annual and multi-year contracts. The Company notes that its dollar-based net expansion rate, another reported key performance metric, has consistently been between 119% and 121% over the last eight quarters. A dollar-based net expansion rate greater than 100% indicates that not only do the Company’s customers renew their contracts at a high rate, but they also renew at higher total subscription values. Additionally, the Company’s average gross retention rate, which is one component of the Company’s dollar-based net expansion rate, has averaged greater than 90% for the last eight quarters through December 31, 2022. The Company further notes that the annualized value of its short-term contracts is immaterial relative to the Company’s overall ARR. The dollar weighted-average subscription term of contracts less than one year was approximately seven months and the impact to ARR of annualizing these contracts represented only approximately 1% of the Company’s total ARR as of December 31, 2022. As a result of the above, the Company believes that it is accurately depicting ARR, including by annualizing these short-term contracts.

2.

We note you exclude “the value of non-recurring revenue streams, such as certain professional services” from your calculations of annual recurring revenue. Please clarify in your disclosures if you exclude all revenue that is recognized at the point in time and advise us.

The Company acknowledges the Staff’s comment and will, in future filings, revise its definition of ARR, as set forth in full below, to clarify that non-recurring revenue streams, including Non-recurring Services Revenue (as defined below), are revenue streams that are recognized at a point in time as the services are provided to the customer and are excluded from the calculation of ARR.

The Company advises the Staff that the Company has two revenue streams with point-in-time revenue recognition. The first revenue stream is the portion of software revenue related to the Company’s subscription-based, on-premise licenses, which is recognized when the platform is first made available to the customer, or the beginning of the subscription term, if later (“Subscription Software Revenue”). The

United States Securities and Exchange Commission

Division of Corporation Finance

March 27, 2023

revenue recognition policies included in the Form 10-K describe this revenue stream and this revenue is reflected within the current definition and calculation of ARR. The Company includes Subscription Software Revenue within ARR because, as noted above, the Company’s customers typically renew their contracts at the end of their subscription term and, as a result, this revenue stream is recurring in nature. The second revenue stream with point-in-time revenue recognition relates to certain professional services, such as implementation services, customer enablement and training, the revenue for which is recognized when the services are provided to the customer (“Non-recurring Services Revenue”). The Company excludes Non-recurring Services Revenue because these services are not sold as a subscription and, as a result, are not recurring in nature. Non-recurring Services Revenue is immaterial to the Company’s business, representing less than 1% of revenue for the periods presented in the Form 10-K. The Company further notes that it provides advanced support and premium customer support as subscription-based services and, as a result, the Company includes these revenue streams in its calculation of ARR.

Revised ARR Definition

In response to the Staff’s comments, the Company will revise its definition of ARR in future filings as follows (bold, underlined text represents additions to current definition):

“Annualized Recurring Revenue. We derive a large portion of our revenue from subscriptions for use of our software platform. Subscription periods for our platform generally range from one to three years and subscription fees are typically billed annually in advance. A portion of revenue from our subscriptions is recognized at the point in time when the platform is first made available to the customer, or the beginning of the subscription term, if later. The remaining portion is recognized ratably over the life of the contract. This revenue recognition creates variability in the revenue we recognize period to period based on the timing of subscription start dates and the subscription term. In order to measure the underlying performance of our subscription-based contracts, we calculate annualized recurring revenue, or ARR, which represents the annualized recurring value of all active subscription contracts at the end of a reporting period and excludes the value of non-recurring revenue streams that are recognized at a point in time, such as certain professional services. ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. Annualizing contracts with terms less than one year results in amounts being included in our ARR calculation that are in excess of the total contract value for those contracts at the end of the reporting period.”

* * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

March 27, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur

cc:	Mark Anderson, Chief Executive Officer

Kevin Rubin, Chief Financial Officer

Christopher M. Lal, Esq., Chief Legal Officer

Alteryx, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP